Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Brag House Holdings, Inc. on Amendment No. 2 to Form S-1 File No. 333-280282 of our report dated June 17, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Brag House Holdings, Inc. as of December 31, 2023 and 2022 and for the years then ended, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

New Haven, CT

August 2, 2024